FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Audit Report Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	March 20, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Audit Report Release

	1. Name of External Auditor	Samil PricewaterhouseCoopers
	2. Date Audit Report Received	03/20/2006
	3. External Auditor's Opinion and Condensed Financial Statements	Current Fiscal Year	Previous Fiscal Year
	a. Auditor's Opinion	Unqualified	Unqualified
b. Condensed Financial Statements (KRW)	- Total Assets	191,677,749,935	216,432,485,498
	- Total Liabilities	12,725,691,100	11,205,144,653
	- Total Shareholders' Equity	178,952,058,835	205,227,340,845
	- Sales	29,014,788,974	53,192,356,645
	- Operating Income	-18,002,530,315	20,433,270,829
	- Ordinary Income	-16,444,184,274	25,226,613,216
	- Net Income	-13,205,448,620	21,016,283,817
	-Total Shareholders' Equity/Capital Stock Ratio(%)	2,759.5	3,164.6
	4. Other	-
	* Date of Relevant Disclosure	-